Exhibit 16.3


[Catalina Logo]

September 5, 2003


Ms. Jane O. Salter Ernst & Young LLP
100 North Tampa Street, Suite 2300
Tampa, FL 33602-5197

Dear Ms. Salter:

This responds to your letter of September 2, 2003, in which you requested that Catalina Marketing Corporation (the "Company") clarify its intent with respect to the Form 8-K that it filed on August 26, 2003, which Form 8-K disclosed the resignation of Ernst & Young ("E&Y") as the Company's auditor. Specifically, E&Y asked the Company to state whether it intended the disclosures made in the Form 8-K to reflect the existence of a "disagreement" with E&Y, within the meaning of
Item 304(a)(1)(iv) of Regulation S-K, or whether it intended the disclosures to reflect only "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K. You also indicated that E&Y believes there was a disagreement with respect to the issue involving accounting for customer contracts with exclusivity provisions (the "Exclusivity Issue"), which was one of five issues disclosed in the Form 8-K.

In direct response to your question, the Company intended the disclosures made in the Form 8-K to reflect reportable events only. We assumed that E&Y concurred in this view, especially in light of the consultative process that preceded the filing and the discussions between the Company and E&Y prior to E&Y's resignation.

As you know, the relevant disclosures made in the Form 8-K were based on draft language provided by E&Y, with only minor revisions proposed by the Company. Because the draft language provided by E&Y described the issues under consideration in a manner that closely tracked the "reportable events" section of S-K Item 304, and did not affirmatively characterize any of those issues as a disagreement, the Company assumed that E&Y concurred in its view that no disagreement existed. The Company also assumed this to be the case because E&Y did not raise any objections after being given an opportunity to review a draft of the press release that was attached to the Form 8-K as an exhibit. That release expressly stated that the Company expected to file a Form 8-K "to report the auditor resignation and disclose certain 'reportable events' identified by Ernst & Young LLP to the Company." It made no reference to a disagreement.

With respect to the Exclusivity Issue itself, we continue to believe that it was appropriately disclosed as a reportable event. This conclusion is based on the fact that, at the time of E&Y's resignation, the Company was still in the process of evaluating the issue and had not formed an opinion which could be the basis of a disagreement under Regulation S-K Item 304(a)(1)(iv).

As you know, the Company retained accounting consultants to assist it in understanding E&Y's concerns on the Exclusivity Issue and evaluating whether it needed to make a fundamental change in the manner in which it had historically accounted for such contracts. The Company and E&Y also explicitly agreed upon a process whereby the Company's financial personnel, together with the consultants, would meet with E&Y to discuss the issue. This process was reflected in the agenda that E&Y provided to the Company's board of directors on August 7, which indicated a need to "meet and resolve exclusivity." An initial meeting among E&Y, Company personnel and representatives of the consulting firm was scheduled for August 20, the date on which E&Y submitted its resignation.

In view of the agreed-upon process that was just beginning when E&Y submitted its resignation, the Company does not believe that it would be appropriate to characterize the Exclusivity Issue as a disagreement between the Company and E&Y. The Company believes that, at most, there were initial differences of opinion based on incomplete facts or preliminary information, which initial differences were expected to be resolved to E&Y's satisfaction.

In light of the above, the Company does not intend to amend its Form 8-K disclosures. The Company does intend, however, to file a Form 8-K attaching your letter of September 2 and this response as exhibits.

Sincerely,

/s/ Christopher W. Wolf
Christopher W. Wolf
Executive Vice President, Chief Financial Officer